UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

HealthWarehouse.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42227G202

(CUSIP Number)

Karen Singer

212 Vacarro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

March 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

.

CUSIP No.	42227G202	SCHEDULE 13D/A8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,176,015
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
2,176,015
	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,176,015*

* The shares reported herein consist of (i) 716,484 shares of common stock, and (ii) 189,796 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 7.69 shares of common stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%[1]
14	TYPE OF REPORTING PERSON
IN

1 The percentages reported in this Schedule 13D/A are based upon 16,812,691 outstanding shares of Common Stock (as described in Item 5 hereof).

2

CUSIP No.	42227G202

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,176,015
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
2,176,015
	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,176,015*

* The shares reported herein consist of (i) 716,484 shares of common stock, and (ii) 189,796 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 7.69 shares of common stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%[2]
14	TYPE OF REPORTING PERSON
IN

2 The percentages reported in this Schedule 13D/A are based upon 16,812,691 outstanding shares of Common Stock (as described in Item 5 hereof).

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SCHEDULE 13D/A8

This constitutes Amendment No. 8 (the “Amendment No. 8”) to (i) the statement on Schedule 13D filed on behalf of Karen Singer (“Singer”), dated and filed November 18, 2010 (the “Original Singer Statement”) and (ii) the statement on Schedule 13D filed on behalf of Lloyd I. Miller III (“Miller”), dated and filed November 18, 2010 (the “Original Miller Statement” and, together with the Original Singer Statement, the “Original Statements”), each relating to the shares (“Shares”) of common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or the “Issuer”). Amendment No. 3 (the “Joint Amendment No. 3”) to the Original Statements was filed on behalf of Singer, as trustee of Singer Children’s Management Trust (the “Trust”), and Miller, on July 10, 2012 to report, among other things, that Singer and Miller had formed a “group” pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Amendment No. 4 (the “Joint Amendment No. 4”) to the Original Statements was filed on behalf of the Trust and Miller, on January 4, 2013. Amendment No. 5 (the “Joint Amendment No. 5”) to the Original Statements was filed on behalf of the Trust and Miller, on January 25, 2013. Amendment No. 6 (the “Joint Amendment No. 6”) to the Original Statements was filed on behalf of the Trust and Miller, on February 12, 2013. Amendment No. 7 (the “Joint Amendment No. 7”) to the Original Statements was filed on behalf of the Trust and Miller, on February 27, 2013. Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. Unless specifically amended or modified hereby, the disclosure set forth in the Original Statements (as amended), the Joint Amendment No. 3, the Joint Amendment No. 4, the Joint Amendment No. 5, the Joint Amendment No. 6 and the Joint Amendment No. 7 shall remain unchanged.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended by adding the following to the end thereof:

This Amendment No. 8 is being filed to report that, on March 20, 2013, the Reporting Persons commenced an action in the Court of Chancery of the State of Delaware pursuant to Section 211(c) of the Delaware General Corporation Law seeking an order compelling the Company to, among other things, hold an annual shareholders meeting for the election of directors within forty-five (45) days of the date such order is entered.

Except as described above in this Item 4 and herein, the Reporting Persons do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by them, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Persons may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

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Item 5. Interest in Securities of the Issuer

Item 5 of the Prior Statement is hereby amended and restated in its entirety as follows:

(a) Singer, as Trustee of the Trust which is the sole member of HWH, is the beneficial owner of 2,176,015 Shares, which is equal to 12.9% of the 16,812,691 outstanding Shares. As of the date hereof, 2,176,015 of the Shares beneficially owned by Singer are owned of record by HWH.

Miller may be deemed to beneficially own 2,176,015 Shares, which is equal to 12.9% of the 16,812,691 outstanding Shares. As of the date hereof, 2,176,015 of the Shares beneficially owned by Miller are owned of record by Milfam I L.P. (“Milfam I”).

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 16,812,691 outstanding Shares referenced above is the sum of the following amounts: (i) 11,851,185 Shares based on the Issuer’s Form 10-Q filed on December 31, 2012, (ii) 3,501,975 Shares based on the Issuer’s Form 8-K filed on February 6, 2013, and (iii) 189,796 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 7.69 Shares of Common Stock (including accrued and unpaid dividends).

Each of the Reporting Persons, as a member of a “group” with the other Reporting Person pursuant Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Person. The filing of this Schedule 13D shall not be deemed an admission that either Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he, she or it does not directly own.

(b) Singer has sole dispositive and voting power for the Shares owned by the Trust.

Miller has sole dispositive and voting power for the Shares owned by Milfam I.

(c) See Item 4 above.

(d) No persons other than Singer (or HWH) and Miller (or Milfam I) have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2013

KAREN SINGER

By:	/s/ Karen Singer

Lloyd I. Miller, III

By:	/s/ Lloyd I. Miller, III

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